UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 4, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Guardant Health, Inc.
File No. 333-227206 - CF#36721

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Guardant Health, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 6, 2018, as amended on September 18 and 21, 2018.

Based on representations by Guardant Health, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.5	through August 24, 2028
Exhibit 10.6	through August 24, 2021
Exhibit 10.7	through December 24, 2021
Exhibit 10.7(a)	through December 24, 2021
Exhibit 10.7(b)	through December 24, 2021
Exhibit 10.7(c)	through December 24, 2021
Exhibit 10.7(d)	through December 24, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary